EXHIBIT B-3

ASSIGNMENT, ASSUMPTION AND AMENDMENT OF
ADMINISTRATIVE SERVICES AGREEMENT
AND AVISTAR CONSENT

THIS ASSIGNMENT, ASSUMPTION AND AMENDMENT OF ADMISTRATIVE SERVICES AGREEMENT AND AVISTAR CONSENT ("Assignment") is made this 1st day of January, 2005 ("Effective Date") among PNM Resources, Inc., a New Mexico corporation ("PNM Resources"), PNMR Services Company, a New Mexico corporation ("PNMR Services") and Avistar, Inc., a New Mexico corporation ("Avistar").

            WHEREAS, PNM Resources is the parent of PNMR Services, Avistar and Public Service Company of New Mexico ("PNM"); and

            WHEREAS, PNM and Avistar entered into an Administrative Services Agreement ("ASA") dated August 11, 1999 and all of PNM's rights and obligations under the ASA were assigned to PNM Resources on December 31, 2001; and

             WHEREAS, pursuant to the terms of the Equity Contribution Agreement (the "Contribution Agreement") between PNM Resources and PNMR Services dated the date hereof, PNM Resources has agreed to convey, assign and transfer to PNMR Services, all of PNM Resources' rights, title and interests in the ASA as of the Effective Date; and

             WHEREAS, Avistar desires to consent to the assignment by PNM Resources to PNMR Services of the ASA and to amend the ASA in certain respects.

NOW THEREFORE, the parties hereto agree as follows:

1.         For value received, the receipt and sufficiency of which is acknowledged, PNM Resources hereby assigns, conveys and transfers to PNMR Services all of PNM Resources' rights, title and interests in the ASA.

2.         PNMR Services hereby agrees to, and accepts, the assignment of rights, title and interests under the ASA, and PNMR Services expressly assumes and agrees to keep, perform and fulfill all of PNM Resources' covenants, duties and obligations set forth in the ASA that arise after the Effective Date.

3.         Avistar hereby consents to, and accepts, the assignment by PNM Resources to PNMR Services of all of PNM Resources' rights, title and interests in the ASA.

4.         PNMR Services and Avistar hereby amend the ASA as of the Effective Date as follows:

(a)        Section I(A)(10) of Schedule A to the ASA is amended by replacing the words "downtown buildings" with the words "Aztec Office Building".

(b)        The following Services are hereby added to the list of Services in Schedule B to the ASA:

32.       Business Ethics Services.
Directs the corporation's ethics and compliance program in all its monitoring, reporting and educational features

33.       Community Affairs Services.
Responsible for statewide corporate contribution programs, employee volunteerism and employee driven grant programs.  Distributes grants for educational and social service initiatives designed to improve the quality of life in New Mexico.  Specially focuses on excellence in teaching through the PNM Classroom Innovation grants.  Provides matching charitable contributions for employees and retirees.

5.         Except as so amended, the ASA shall continue in full force and effect.

6.         This Assignment is delivered pursuant to the Contribution Agreement and shall be construed consistently therewith.

          IN WITNESS WHEREOF, the parties hereto have executed this Assignment as of the Effective Date.

PNM Resources, Inc. By: /s/ Alice A. Cobb Name: Alice A. Cobb Title: Senior Vice President People Services and Development	PNMR Services Company By: /s/ Terry Horn Name: Terry Horn Title: Vice President and Treasurer

Avistar, Inc.

By:       /s/ Terry Horn
Name:  Terry Horn
Title:     Vice President and Treasurer